

File No. 82-34719





Press Release from Securitas AB

April 8, 2005

Securitas Systems acquisition in the US

Securitas Security Systems in the United States has acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall presently installs and services security systems in the Kansas City and New Jersey markets. The company has forecasted sales of MUSD 5 (MSEK 35) in 2005 with an employee base of 27. The enterprise value of the acquisitions amounts to MUSD 2 (MSEK 14)

This acquisition allows Securitas Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will give Securitas Systems access to new markets and increase our footprint to further support the national customer market segment in the United States.

Contact:

Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6500
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523

The press release is also available on: www.securitasgroup.com

Notes to Editors:

Security Systems USA is part of the **Securitas Systems Division,** supplying custom designed integrated and high end security solutions for demanding customers. Major customer segments are banks and financial institutions, offices and industrial sites as well as multi site installations like utilities, logistics centers and retail chains. The division has operations and coverage in 12 European countries and in the USA with an average market share in Europe of about 5 percent and 1 percent in the USA. The total annual sale for the division is approximately MSEK 5,600 and it has over 4,000 employees.

Securitas is a world leader in security, active in more than 20 countries in Europe and North America. Securitas employs over 200,000 people and the operations are organized in five specialized divisions; **Security Services USA** and **Security Services Europe** for guarding solutions, **Security Systems** for integrated and high end security systems, **Direct** for professional and consumer alarm concepts and **Cash Handling Services** for cash processing, transport and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales are approximately MSEK 60,000.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719



Press Release from Securitas AB

April 7, 2005

Annual General Meeting of Securitas AB (publ)

At today's Annual General Meeting of Securitas AB (publ), the following was resolved:

Election of Board of Directors

The Annual General Meeting resolved that the number of Board Members should be nine with no deputy members. The meeting re-elected Thomas Berglund, Annika Falkengren, Carl Douglas, Gustaf Douglas, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling and elected the new board members Stuart Graham and Sofia Schörling. Melker Schörling was re-elected Chairman of the Board. Fees to the Board of Directors shall amount to SEK 3,950,000 in total (excluding fees for committee work).

Nomination Committee

Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur) and Annika Andersson (Fourth Swedish National Pension Fund) were re-elected members of the Nomination Committee before the next Annual General Meeting.

Dividend

According to the proposal of the Board of Directors, the Annual General Meeting resolved to declare a dividend of SEK 3.00 per share. April 12, 2005 was determined as record date for dividend and payment from the Securities Register Centre (VPC) is expected to commence on April 15, 2005.

Approval of Repurchase of Incentive Program and thereby related Prepayment of Convertible Bonds

The Annual General Meeting approved the repurchase of incentive program and thereby related prepayment of convertible bonds, in accordance with the proposal of the Board of Directors.

Other

Updated Accounting Principles according to IFRS
As previously disclosed Securitas will be reporting according to International Financial Reporting Standards, IFRS, from 2005. The first quarter financial report 2005, due on May 3, will be the first interim report prepared in accordance with IFRS. The updated Accounting principles are now available on Securitas website **www.securitasgroup.com** - Financial Information – Accounting Principles.

File No. 82-34719

Corporate Governance
As a step in the work to adapt Securitas principles for Corporate Governance to the proposed Swedish code for Corporate Governance, Securitas has now published current principles in a separate module on the Group website www.securitasgroup.com

Further information can be obtained from:

Thomas Berglund, President and CEO	**+44 (0) 20 8432 6500**
Håkan Winberg, Executive Vice President and CFO	**+44 (0) 20 8432 6500**
Henrik Brehmer, Senior Vice President Investor Relations	**+44 (0) 20 8432 6523**
	+44 (0) 7884 117 192

The press release is also available on: www.securitasgroup.com

Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in more than 20 countries in Europe and North America.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70